Exhibit 99.1

Enlivex Announces Third Quarter 2021 Financial Results and Provides a Business Update

Initiated dosing in placebo-controlled Phase IIb clinical trial evaluating AllocetraTM in severe and critical COVID-19 patients with ARDS

Received authorization to expand ongoing sepsis and COVID-19 trials into Spain

Initiated design and construction process for a new cGMP AllocetraTM manufacturing plant

Nes Ziona, Israel, November 22, 2021 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that it filed its financial results and related discussion for the third quarter ended September 30, 2021 with the SEC on November 19, 2021.

“We are advancing towards 2022 with a strong balance sheet, expanded leadership team, and compelling clinical and preclinical data that we believe demonstrate Allocetra’s potential as a next generation cell therapy for infectious, inflammatory and oncologic diseases,” said Oren Hershkovitz, Ph.D., CEO of Enlivex. “Our ongoing sepsis and COVID-19 trials were recently granted authorization for expansion into sites in Spain, which positions us to broaden our therapeutic impact while also providing important regulatory validation for our study designs and manufacturing process. To support these and our other programs, we also initiated the design and construction process for a new cGMP manufacturing plant. This plant will importantly allow us to be prepared for larger clinical trials and the potential commencement of commercial activities.”

Dr. Hershkovitz continued, “Alongside this recent regulatory and corporate progress, we have continued to advance our solid tumor program towards the initiation of two planned clinical trials. Through the advancement of these trials, we aim to clinically demonstrate Allocetra’s potential to combine synergistically with currently available cancer therapies and improve response rates for difficult-to-treat cancer patients. Looking ahead, we expect our solid tumor, sepsis, and COVID-19 programs to gain momentum as we work to address life-threatening conditions through Allocetra’s clinical development.”

Business Highlights and Upcoming Milestones

Sepsis:

●	Enlivex’s immunotherapy product candidate AllocetraTM is being evaluated in a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial in patients with pneumonia-associated sepsis. The trial, which has multiple sites currently open for enrollment in Israel, is expected to enroll 120 to 160 patients across four cohorts receiving varying doses of AllocetraTM or placebo, all in addition to standard-of-care therapy. The trial’s two primary endpoints are safety (number and severity of adverse events and severe adverse events) and efficacy (change from baseline in sequential organ failure (SOFA) score), which will be assessed throughout a 28-day follow-up period. The trial is supported by previously reported positive results from a Phase Ib trial that demonstrated a positive safety profile and vastly improved clinical outcomes, including SOFA scores, duration of hospitalization, and mortality, in Allocetra-treated sepsis patients compared to a group of matched historical controls that received standard-of-care therapy. Sepsis is a life-threatening disease with no FDA approved therapies and a high unmet need. Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease.

●	Subsequent to the quarter end, Enlivex announced that the Spanish Agency of Medicines and Medical Devices (AEMPS) authorized the expansion of its ongoing sepsis trial to clinical sites in Spain following a review of the Company’s clinical and preclinical data, study design, and manufacturing process. Enlivex also continues to work with additional regulatory agencies in an effort to further expand the trial in Europe as part of its regulatory strategy. Due to the impact of COVID-19 pandemic on trial enrollment to-date, and the potential impact on enrollment going forward, Enlivex currently expects that interim results from the trial will be reported in the first half of 2022, and top-line data will be reported by year-end 2022.

●	Subsequent to the quarter end, Enlivex announced the peer-reviewed publication of clinical data from its Phase Ib trial showing a robust safety profile and substantial improvements in state of organ failure, duration of ICU stay, and mortality in 10 Allocetra-treated severe sepsis patients vs. matched historical controls. Additionally, results from the trial showed that all evaluated patients had elevated pro- and anti-inflammatory cytokines, chemokines, and additional immune modulators that steadily decreased following AllocetraTM treatment. Findings from the trial were published in collaboration with researchers at Hadassah-Hebrew University Medical Center and The Wohl Institute for Translational Medicine in Frontiers in Immunology, a leading journal in its field publishing rigorously peer-reviewed research articles.

COVID-19:

●	Enlivex believes that COVID-19 will transition from a pandemic to an endemic, with multiple variants continuing to circulate throughout the population. AllocetraTM has demonstrated the potential to address a critical unmet need for COVID-19 patients in severe or critical condition, who do not have many effective treatment options available today. Previously reported aggregate data from Phase Ib and Phase II investigator-initiated clinical trials in COVID-19 patients in severe and critical condition demonstrated that AllocetraTM was safe and well tolerated. Moreover, at the end of the 28-day follow-up period, a 0% (0/21) mortality rate was observed and 90.5% (19/21) of patients recovered from their respective severe/critical condition and were discharged from the hospital after an average of 5.6 days following AllocetraTM administration.

●	In September 2021, Enlivex announced the initiation of dosing in a multi-center, placebo-controlled, randomized, blinded, Phase IIb clinical trial evaluating AllocetraTM in severe and critical COVID-19 patients with acute respiratory distress syndrome (ARDS). The trial, which is currently enrolling patients at clinical trial sites in Israel, is expected to recruit up to 152 severe or critical COVID-19 patients. It is designed to assess the safety and efficacy of AllocetraTM when administered in addition to standard-of-care treatment. The trial’s two primary endpoints are ventilation-free survival and recovery for each of the two sub-populations of patients in the study (severe and critical), and could potentially be sufficient for obtaining emergency or conditional marketing authorization for either patient sub-population, though no guidance as to the potential for such emergency or conditional marketing authorization has been provided by the Israeli Ministry of Health or European regulators.

●	Subsequent to the quarter end, Enlivex announced that AEMPS authorized the expansion of its ongoing COVID-19 trial to clinical sites in Spain following a review of the Company’s preclinical and clinical data, study design, and manufacturing process. Enlivex also continues to work with additional regulatory agencies in an effort to further expand the trial in Europe as part of its regulatory strategy. The enrollment of patients into the study in multiple Israeli sites to-date has been slower than originally anticipated, mainly due to the successful and swift control of COVID-19’s spread by the Israeli health authorities, which has resulted in reduced numbers of severe and critical COVID-19 patients. Enrollment in the trial is projected to increase following the initiation of sites in Europe, which has recently seen an increase of COVID-19 infections. Enlivex currently expects that top-line data from the trial will be available in late 2022 or Q1 of 2023.

Solid tumors:

●	Enlivex believes that one of the main problems with the lack of efficacy of immunotherapies targeted at patients with various solid tumor malignancies is the negative reprogramming of macrophages in the tumor microenvironment. This negative reprogramming results in proliferation of pro-tumor macrophages, contributing to drug resistance, preventing disease resolution, and promoting disease severity. Data from initial preclinical solid tumor models suggest that AllocetraTM has the potential to reprogram such macrophages back to their respective homeostatic state, and thereby may assist in disease resolution and offer patients that do not respond well to existing FDA-approved immunotherapies with an effective treatment option. Based on these and other data, Enlivex plans to initiate a Phase Ib trial evaluating AllocetraTM in combination with chemotherapy in solid peritoneal tumors in Q1 of 2022, and a Phase Ib trial evaluating AllocetraTM in combination with an immune checkpoint inhibitor in the first half of 2022.

Corporate:

●	In July 2021, Enlivex initiated the design and construction process for a new cGMP AllocetraTM manufacturing plant in Israel. The Company intends to use the additional manufacturing capacity to support ongoing clinical trials, future clinical trials and initial commercial production of AllocetraTM that may occur if it receives applicable regulatory approvals. The planned new facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future. Enlivex recently received approval for the design of the new cGMP plant from the Israeli Ministry of Health, and construction began in the third quarter of 2021.

●	In August 2021, Enlivex hired biotech-industry veteran Tzvi Palash as Project Lead to manage the design and construction of the Company’s new cGMP AllocetraTM manufacturing plant. Mr. Palash joined Enlivex from Gamida Cell, where he served as Chief Operating Officer.

●	In October 2021, Enlivex announced that the Israeli Patent Office issued a notice of allowance for a new patent application (number 255119) covering AllocetraTM. Upon issuance, the patent will provide added intellectual property protection in Israel through at least 2037, with claims covering the use of pooled donor cells as source materials for AllocetraTM.

●	In October 2021, Enlivex announced that its Chief Scientific Officer, Prof. Dror Mevorach, M.D., and several co-authors published a foundational peer reviewed paper in The New England Journal of Medicine, the world’s most widely read, cited, and influential general medical periodical. The paper, which was on the Pfizer-BioNTech COVID-19 vaccine, followed the Israeli Ministry of Health’s appointment of Prof. Mevorach as the lead investigator of a team evaluating side effects of COVID-19 vaccines.

Third Quarter 2021 Financial Results

●	Research and development expenses were $2.679 million for the three months ended September 30, 2021, compared to $1.122 million for the same period in 2020. The increase was primarily attributable to increases in salaries, expenses for preclinical studies and R&D activities, clinical studies and consumption of materials.

●	General and administrative expenses were $1.185 million for the three months ended September 30, 2021, compared to $0.837 million for the same period in 2020. The increase was primarily attributable to increases in stock-based compensation to employees and directors and insurance expenses.

●	Net loss for the three months ended September 30, 2021 was $3.424 million, compared to a net loss of $2.125 million for the three months ended September 30, 2020.

●	As of September 30, 2021, Enlivex had cash, cash equivalents, and marketable securities of $87.6 million. The Company believes that its existing cash, cash equivalents, and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements through year-end 2023.

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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